BG Strategic Advisors, LLC
Statement of Operations and Member's Equity
For the Year Ended December 31, 2015

Revenues:		
Consulting income	$	193,021
Success fees		30,000
Conference income		406,688
		629,709
Operating expenses:		
Conference and marketing		258,640
Insurance		5,792
Employee ancillary expenses		36,300
Professional fees		175,017
Rent and utilities		21,429
Travel and entertainment		47,700
Salaries and wages		845,943
General and administrative		125,975
Bad debt expense		26,997
Regulatory expenses		6,212
Total operating expenses		1,550,005
Operating loss		(920,296)
Other income (expense):		
Recovery of bad debt		1,683
Other income		76,620
Tax exempt dividends		157
Taxes		(950)
Depreciation		(6,341)
Total other (expense)		71,169
Net loss		(849,127)
Member's equity, beginning of the year		319,638
Capital contributions		755,000
Capital distributions		(11,045)
Member's equity, end of the year	$	214,466

See accompanying notes to financial statements.